



03014557

SEC_____ COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response ... *12.00*

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ *AND ENDING* __December 31, 2002__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7830 NW 44 Street
(No. & Street)

Sunrise	Florida	33351
(City)	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli, Compliance Officer and FINOP   (954) 578-6663

Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

*INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report**

Kenneth Kubinec, CPA

(Name- if individual last, first middle names)

520 NE 8th Street	Pompano Beach	Florida	33060
(Address)	(City)	State	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
must *be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Daniel L. Bertucelli, Compliance Officer and FINOP** • swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DOUBLE EAGLE SECURITIES OF AMERICA, INC.** •as of **December 31** **2002** • are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified so as that of a customer, except as follows:

_____

_____

_____

ILONA ROSENRAUCH
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # CC861070
EXPIRES 8/5/2003
BONDED THRU ASA 1-888-NOTARY1

_____
Notary Public

_____
Signature

President

_____
Title

Signed this _28_ of _February_, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- ☐ (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath of Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any, material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Double Eagle Securities of America, Inc.

FINANCIAL STATEMENTS
FOR THE YEAR ENDING December 31, 2002

With Independent Auditors' Report Thereon

Kenneth Kubinec, CPA
520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302

Kenneth Kubinec

Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2002 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and it's quarterly Focus Report, Part IIA as of December 31, 2002.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Kenneth Kubinec
Certified Public Accountant
Lic. AC# 4718368

Pompano Beach, Florida
February 27, 2003

1

Double Eagle Securities of America, Inc.
Balance Sheet
as of December 31, 2002

ASSETS

Current Assets		
First Union Checking Account	3,823	
E*TradeBank Money Market Account	6,619	
Total Current Assets		10,442
TOTAL ASSETS		10,442

LIABILITIES & EQUITY

Current Liabialities		
Payroll Taxes Payable	42	
Total Liabialities		42
Equity		
Capital Stock	8,500	
Unrealized Losses (200 Warrents NASDAQ) (note 2)	(2,800)	
Retained Earnings (note 3)	4,700	
Total Equity		10,400
TOTAL LIABILITIES & EQUITY		10,442

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.
Income Statement
for the period January 1, 2002 thru December 31, 2002

Revenues

    Commission Income   16,657

Total Income   16,657

Operating Expenses

Bank Charges	107
Commissions	4,720
Computer Repairs	60
Information Services	38
Insurance	362
Licenses & Permits	1,313
Payroll Expenses	2,600
Payroll Taxes	290
Postage	219
Professional Fees	475
Telephone	500

    Total Expenses   10,684

Net Income from Operations   5,973

Other Income & Expenses

    Interest Income   145

    Total Other Income & Expenses   145

Net Income   6,118

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.
Statement of Cash Flows
for the period January 1, 2002 thru December 31, 2002

Cash Flow from Operations
    Net Income   6,118

Adjustments to Reconcile to Cash
    Decrease in Accounts Payable   63

    Net Cash Flow From Operations   6,055

Cash Flow from Financing
    Shareholder Distributions   (6,885)

    Net Cash Flow From Financing   (6,885)

    Net Change-Cash & Equivalents   (830)

Beginning Cash & Equivalents   11,272

    Ending Cash & Equivalents   10,442

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.
Statement of Stockholders' Equity
for the period January 1, 2002 thru December 31, 2002

Capital Stock		8,500
Retained Earnings January 1, 2002	5,467	
Net Income for the Year	6,118	
Shareholders Distributions	(6,885)	
Retained Earnings December 31, 2002		4,700
Unrealized Losses(200 Warrents NASDAQ) (note 2)	(2,800)	
Ending Shareholders Equity		10,400

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.
Computation of Net Capital
&
Basic Net Capital Requirement
as of December 31, 2002

Computation of Net Capital

Total Equity	10,400
Total Qualified Equity for Net Capital	10,400
Total Capital & Allowable Liabilities	10,400
Net Capital	10,400

Compution of Basic Net Capital Requirement

Minimum Net Capital Requirement	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital Requiremnet	5,400
Excess Net Capital at 1000%	10,400

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

1. Significant Accounting Policies

   a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

   b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

   c. The financial statements are presented on a cash bases. Revenues are recognized as received, and expenses as paid. Revenues consist entirely of commission received from various investment companies.

   d. The company's only liability consists of payroll taxes payable for payroll in 2002.

2. NASDAQ Warrants
   On December 1, 2000 the company purchased 200 warrants of The NASDAQ Stock Market, Inc. for $2,800. The warrant give the company the rights to purchase 200 common shares of The NASDAQ Stock Market, Inc.. The warrants are exercisable as follows:

June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

   Management finds it prudent at this time to establish an unrealized loss account in the equity section of the balance sheet in accordance with the lower of cost or market method to account for long term investment. The fact that the underlying security price is below the warrants exercise price, management feels is temporary, and that with improved conditions in the financial markets prior to the expiration of the warrants, current unrealized losses may possibility be mitigated.

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

3. Computation of Retained Earnings

The Company began the year with retained earnings of $5,467. It reported a profit of $6,118 for 2002. Distributions to shareholder's during the year amounted to $6,885, resulting in retained earnings of $4,700.

4. Statement on Material Inadequacies

Pursuant to SEC Rule 17a-5(a), Double Eagle Securities of America, Inc. is required to maintains a net capital requirement of $5,000. The company calculates it's net capital requirement using the basic method and has maintain the required net capital through the year. The company ended the year with a net equity position of $10,400. The audit of the financial records of Double Eagle Securities of America, Inc. found no material inadequacies in the book nor records of the company that materially differ from those reported pursuant to SEC Rule 17a-5(a).